UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Dominari Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

0088753043
(CUSIP Number)

Scott A. Mautner, Esq. Harrington Ocko & Monk, LLP 81 Main Street, Suite 215 White Plains, NY 10601 (914) 686-4800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 11, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 0088753043

1	NAME OF REPORTING PERSON Kyle Michael Wool
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,262 (1)
	8	SHARED VOTING POWER 1,603,467 (1)
	9	SOLE DISPOSITIVE POWER 58,262 (1)
	10	SHARED DISPOSITIVE POWER 1,603,467 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,661,729
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.36% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Of the 1,603,467 shares reported as beneficially owned with shared voting and dispositive power, 361,478 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu, Mr. Wool’s spouse. Of the 58,262 shares reported as beneficially owned with sole voting and dispositive power, 27,500 shares are held by Mr. Wool’s SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool’s Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member, 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member, and 3,559 shares are held in a UTMA account for the benefit of a minor relative.

(2)	Calculated based on 6,305,055 shares of Common Stock of the Issuer outstanding, which includes 5,995,065 shares of Common Stock outstanding as of May 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, and 154,995 shares of Common Stock issued to Mr. Wool and 154,995 shares of Common Stock issued to Mr. Anthony Hayes on June 11, 2024.

SCHEDULE 13D

CUSIP No. 0088753043

1	NAME OF REPORTING PERSON Soo Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,477 (1)
	8	SHARED VOTING POWER 1,603,467 (1)
	9	SOLE DISPOSITIVE POWER 1,477 (1)
	10	SHARED DISPOSITIVE POWER 1,603,467 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,604,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.45% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Of the 1,603,467 shares reported as beneficially owned with shared voting and dispositive power, 1,241,989 shares are beneficially owned directly by Ms. Yu and 361,478 shares are beneficially owned directly by Mr. Wool, Ms. Yu’s spouse. The 1,477 shares reported as beneficially owned with sole voting and dispositive power are held by Dongam, LLC, of which Ms. Yu is the sole member.

(2)	Calculated based on 6,305,055 shares of Common Stock of the Issuer outstanding, which includes 5,995,065 shares of Common Stock outstanding as of May 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, and 154,995 shares of Common Stock issued to Mr. Wool and 154,995 shares of Common Stock issued to Mr. Anthony Hayes on June 11, 2024.

SCHEDULE 13D

CUSIP No. 0088753043

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed to amend the Schedule 13D (the “Initial Schedule 13D”) filed with the Securities and Exchange Commission on December 28, 2022 by Kyle Michael Wool and Soo Yu, as amended by Amendment No. 1 to Schedule 13D filed on July 6, 2023 (“Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D filed on December 28, 2023 (“Amendment No. 2” and collectively with the Initial Schedule 13D and Amendment No. 1, the “Schedule 13D”). This Amendment No. 3 supplements and amends the Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Dominari Holdings Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 725 5th Avenue, 22nd Floor, New York, New York 10022.

Item 2. Identity and Background.

Paragraphs (a) through (c) of Item 2 of the Schedule 13D are hereby deleted in their entirety and replaced with the following:

(a) This statement on Schedule 13D is being filed jointly by Kyle Michael Wool and Soo Yu as individuals, each of whom is referred to herein, together, as the “Reporting Persons.” The Reporting Persons are husband and wife.

(b) The principal business address of the Reporting Persons is c/o Dominari Holdings Inc., 725 5th Avenue, 22nd Floor, New York, New York 10022.

(c) Mr. Wool is President of the Issuer, Chief Executive Officer of Dominari Financial, Inc. (the Issuer’s financial services subsidiary) and Chief Executive Officer of Dominari Securities LLC (the Issuer’s broker-dealer subsidiary) (“Dominari Securities”). Each of Mr. Wool and Ms. Yu also serve as a director on the board of directors of the Issuer. On April 3, 2023, Ms. Yu entered into an Employment Agreement with Dominari Securities, as amended by the Amendment to Employment Agreement, dated as of April 19, 2023 (the “Employment Agreement”), to serve, initially, as a special projects manager and a registered brokerage representative of Dominari Securities, and she was subsequently promoted to Chief Operating Officer of Dominari Securities.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

●	On June 11, 2024, Mr. Wool was granted 154,559 shares of Common Stock of the Issuer by the Compensation Committee of the Issuer’s board of directors.

●	Since Amendment No. 2 was filed on December 28, 2023, there was a net increase of (a) shares of Common Stock over which Ms. Yu has sole voting and dispositive power due to the purchase in open market transactions of an aggregate of 13,750 shares of Common Stock held by Ms. Yu’s pension; and (b) shares of Common Stock over which Mr. Wool has sole voting and dispositive power due to the purchase in open market transactions of an aggregate of 23,750 shares of Common Stock held by Mr. Wool’s SEP-IRA.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Ms. Yu serves as the Chief Operating Officer of Dominari Securities. Pursuant to her Employment Agreement, Ms. Yu is entitled to receive a base salary of $150,000 per year and a 60% commission on the gross revenue she generates at Dominari Securities. The foregoing description of the Employment Agreement is qualified in its entirety by reference to the text of the Employment Agreement, which is attached hereto as Exhibit 1.01 and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 0088753043

The transaction giving rise to the filing of this Amendment No. 3 is the grant to Mr. Wool of 154,559 shares of Common Stock of the Issuer by the Compensation Committee of the Issuer’s board of directors.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

Item 5. Interest in Securities of the Issuer.

(a)-(b)  The Reporting Persons have shared voting and dispositive power over 1,603,467 shares of Common Stock of the Issuer as a result of their status as husband and wife. Of the 1,603,467 shares of Common Stock that the Reporting Persons have shared voting and dispositive power over, 361,478 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu. In addition, Mr. Wool has sole voting and dispositive power over 58,262 shares of Common Stock, which he holds indirectly as follows: 27,750 shares are held by Mr. Wool’s SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool’s Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member, 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member, and 3,559 shares are held in a UTMA account for the benefit of a minor relative. Ms. Yu has sole voting and dispositive power over an additional 1,477 shares, which are held by Dongam, LLC, of which Ms. Yu is the sole member. Accordingly, on an individual basis, Mr. Wool and Ms. Yu beneficially own 26.36% and 25.45%, respectively, of the outstanding Common Stock of the Issuer. This is calculated based on 6,305,055 shares of Common Stock of the Issuer outstanding, which includes 5,995,065 shares of Common Stock of the Issuer outstanding as of May 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, and 154,995 shares of Common Stock issued to Mr. Wool and 154,995 shares of Common Stock issued to Mr. Anthony Hayes on June 11, 2024.

(c) During the past sixty (60) days, an aggregate of 5,000 shares of Common Stock were purchased in open market transactions, which are beneficially owned indirectly by Mr. Wool as follows:

Date of Purchase	Number of Shares	Price Per Share	Nature of Indirect Ownership
05/29/2024	5,000	$2.20	By Mr. Wool’s SEP-IRA

On June 11, 2024, Mr. Wool was granted 154,559 shares of Common Stock of the Issuer by the Compensation Committee of the Issuer’s board of directors.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Amendment No. 3, is hereby incorporated herein by this reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.01	Employment Agreement, made and entered into as of April 3, 2023, by and between Dominari Securities LLC and Soo Yu incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q (File No. 000-05576) filed on May 11, 2023.
Exhibit 1.02	Amendment to Employment Agreement, made and entered into as of April 19, 2023, by and between Dominari Securities LLC and Soo Yu incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q (File No. 000-05576) filed on May 11, 2023.
Exhibit 1.03	Joint Filing Agreement, dated as of June 13, 2024, between the Reporting Persons.

SCHEDULE 13D

CUSIP No. 0088753043

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2024

/s/ Kyle Wool
Kyle Wool

/s/ Soo Yu
Soo Yu